

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 8, 2007

Mr. Marek Kreczmer
President and Chief Executive Officer
Northwestern Mineral Ventures Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

> **Re:** **Northwestern Mineral Ventures Inc.**
> **Form 20-F/A2 for the Fiscal Year Ended December 31, 2005**
> **Filed February 1, 2007**
> **Form 20-F/A1 for the Fiscal Year Ended December 31, 2005**
> **Filed November 1, 2006**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **Response Letters Dated November 1, 2006, October 27, 2006 and**
> **January 31, 2007**
> **File No. 000-50822**

Dear Mr. Kreczmer:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief

cc: Mr. James Berns,
       Berns & Berns